SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date May 31, 2005_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated May 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: May 31, 2005

BIOTECH HOLDINGS PRESIDENT SUBSCRIBES FOR $250,000 U.S. IN PRIVATE PLACEMENT

Vancouver, B.C., May 31, 2005 - Robert Rieveley, President of Biotech Holdings (the "Company", BIO: TSX-V; BIOHF: OTCBB) has announced that, pursuant to the private placement announcement of April 12, 2005, the Company has received funds of $250,000 U.S. ($312,500 Cdn).

"Pursuant to the April 12, 2005 announcement, I have subscribed for and delivered $250,000 U.S. to the Company as private placement investment. As per the transaction submitted for approval April 12, 2005 by the TSX Venture Exchange, a total of 1,010,101 shares would be issued, each share having a four-month hold period. Each share would also have a warrant exercisable at $.33 US ($.40 Cdn)."

"These funds will be used to replenish general working capital after the payment of $183,500 U.S. that we recently have made for air-time on Mexican national television for the Sucanon infomercial. The airing of the infomercial on national television began last week," Mr. Rieveley added.

If you would you would like to be added to Biotech Holdings^ email list for future news updates or summary clinical materials, please go to: www.biotechltd.com/info.asp.

Biotech Holdings Ltd.^s head office is in Richmond, British Columbia.  Biotech Holdings^ shares trade on the Over the Counter Bulletin Board in the United States (BIOHF.OB) and on the TSX Venture Exchange in Canada (BIO.V).  For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8:00 a.m. to 4 p.m. Pacific time, or by e-mail at biotech@direct.ca. For background information and current stock quotations, please visit Biotech^s website at www.biotechltd.com.

On behalf of the Board of Directors: /s/ Robert B. Rieveley, President and Director.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgment as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.